PW

8/13/14

[redacted]

11018040

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 25 2011
Washington, DC
110

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

SEC FILE NUMBER
8-42040

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING JANUARY 1, 2010 (MM/DD/YY) AND ENDING DECEMBER 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: HIGH POINT CAPITAL GROUP, INC.

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 HIGH POINT DRIVE, SUITE 375
(No. and Street)

COCOA	FL	32926
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROBERT E. ANDERSEN, JR. — 321-636-1247
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	FLORIDA	32751
(Address and City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

DD
8/13/14

OATH OR AFFIRMATION

I, ROBERT E. ANDERSEN, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or HIGH POINT CAPITAL GROUP, INC., as of December 31, 2010 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

PRESIDENT
Title

[signature] 3/24/2011
Public Notary

LAURA M. DARLEY
MY COMMISSION # DD 984678
EXPIRES: November 9, 2013
Bonded Thru Notary Public Underwriters

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HIGH POINT CAPITAL GROUP, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2010

Ohab and Company, P.A.

Certified Public Accountants

HIGH POINT CAPITAL GROUP, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2010

HIGH POINT CAPITAL GROUP, INC.

FINANCIAL STATEMENTS

For the year ended December 31, 2010

TABLE OF CONTENTS

Ohab and Company, P.A.

Certified Public Accountants

100 East Sybelia Avenue, Suite 130
Maitland, FL 32751

E-Mail: ohabco@earthlink.net

Phone: 407-740-7311
Fax: 407-740-6441

INDEPENDENT AUDITORS' REPORT

To the Stockholder
High Point Capital Group, Inc.
Cocoa, Florida

We have audited the accompanying statements of financial condition of High Point Capital Group, Inc. as of December 31, 2010 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidenced supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of High Point Capital Group, Inc. as of December 31, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule presented on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As described in footnote seven, we are hereby reissuing our February 18, 2011 audit report, to reflect the proper minimum net capital as computed on the supplemental schedule, "Computation And Reconciliation Of Net Capital Under Rule 15c3-1 Of The Securities And Exchange Commission." The Company originally reported a minimum net capital of $100,000, and should have been reported as $250,000, which results in a net capital deficiency of $58,005 at December 31, 2010.

Ohab and Company, PA

Maitland, Florida
February 18, 2011
March 24, 2011

HIGH POINT CAPITAL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2010

ASSETS

Assets:		
Cash and cash equivalents	$	107,471
Deposit with clearing organization		100,000
Marketable securities owned, at market value		14,711
Broker-dealer license		15,532
	$	237,714

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Due to clearing organization	$	890
Advances from stockholder		27,140
		28,030
Stockholder's equity:		
Common stock, $10 par value; 10,000 shares authorized, 1,000 shares issued and outstanding		10,000
Additional paid-in capital		143,000
Retained earnings		56,684
		209,684
	$	237,714

The accompanying notes are an integral part of these financial statements.

HIGH POINT CAPITAL GROUP, INC.

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2010

Revenues:		
Commissions, management fees and clearing charges	$	20,926
Principal transactions		3,142
Interest income		593
Total revenues		24,661
Expenses:		
Commission expense		11,717
Ticket charges		10,185
Other operating expenses		2,759
Total expenses		24,661
Net income	$	-

The accompanying notes are an integral part of these financial statements.

HIGH POINT CAPITAL GROUP, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2010

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances, December 31, 2009	$ 10,000	$ 143,000	$ 56,684	$ 209,684
Net income	-	-	-	-
Distributions	-	-	-	-
Balances, December 31, 2010	$ 10,000	$ 143,000	$ 56,684	$ 209,684

The accompanying notes are an integral part of these financial statements

HIGH POINT CAPITAL GROUP, INC.

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2010

Cash flows from operating activities:	
Net income	$ -
Adjustments to reconcile net income to net	
cash flows from operating activities:	
Changes in:	
Marketable securities owned	(767)
Commissions receivable	905
Broker-dealer license	180
Due to clearing organization	890
Advances from stockholder	(12,085)
Net cash used in operating activities	(10,877)
Cash and cash equivalents at beginning of period	118,348
Cash and cash equivalents at end of period	$ 107,471

The accompanying notes are an integral part of these financial statements.

HIGH POINT CAPITAL GROUP, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2010

Note 1 – Summary of Significant Accounting Policies

Nature of Business

High Point Capital Group, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Company engages in on-line trading for its own account and handles the retail accounts of certain customers. The Company is a Florida Corporation located in Brevard County, Florida.

Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At December 31, 2010, the Company had no uninsured cash balances.

Revenue and Cost Recognition

Revenue is recorded when commissions are earned and expenses are recorded as incurred.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned

Proprietary securities transactions in regular-way trades are recorded on the trade-date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities and commodities transactions are reported on a settlement-date basis with related commission income and expenses reported on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement-date are recorded net on the statement of financial condition.

Securities are recorded at fair value in accordance with accounting principles generally accepted in the United States of America.

Commissions

Commissions and related clearing charges are recorded on a trade-date basis as securities transactions occur. Commissions receivable represent amounts due from clearing brokers, net of amounts payable for ticket charges and other fees. Receivables are considered delinquent when they are 30 days past due. A portion of commissions receivable is charged against an allowance for doubtful accounts when all collection efforts have been exhausted. Based on past collection experience and industry standards, management considers commissions receivable to be 100% collectible. Accordingly, no allowance for doubtful accounts or bad debt expense has been recorded for the year ended December 31, 2010.

Note 1 – Summary of Significant Accounting Policies (cont.)

Broker-Dealer License

The broker-dealer license is carried at cost and evaluated annually for impairment. Impairments in asset recoverability are recognized as incurred.

Income Taxes

The Company, with the consent of its shareholder, has elected under the Internal Revenue Code as an S Corporation for both federal and state income tax purposes. In lieu of corporation income taxes, the shareholders of an S Corporation are taxes on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

Fair Value of Financial Instruments

All of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

Note 2 – Deposit with Clearing Broker

The Company is a introducing broker whose customers are serviced by a clearing broker on a fully disclosed basis. Under the agreement with the clearing broker, the Company must maintain a deposit of $100,000 with the clearing broker. In addition, the agreement holds the Company contingently liable for margin liabilities of its customers.

Note 3 - Investments

Fair Value Measurements

Accounting principles generally accepted in the United States of America ("GAAP") establish a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under GAAP are described below:

- Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.
- Level 2 - Inputs to the valuation methodology include:
    - Quoted prices for similar assets or liabilities in active markets;
    - Quoted prices for identical or similar assets or liabilities in inactive markets;
    - Inputs other than quoted prices that are observable for the asset or liability;
    - Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Note 3 - Investments (cont.)

Fair Value Measurements (cont.)

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

- Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Marketable securities, which are included in Level 1, are value at the net asset value of shares held by the Company at year end in the amount of $14,711 at December 31, 2010.

Total gains for the year ended December 31, 2010 was $3,142. This amount is included in principal transactions on the statement of operations.

This method my produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

There are no assets or liabilities measured at fair value on a recurring basis using Level 2 or Level 3 inputs.

Note 4 - Related Party Transactions

Commissions expense is incurred with corporations related to the Company by common ownership. Such expenses amounted to $11,717 for the year ended December 31, 2010.

The Company conducts its operations from premises owned by the stockholder. Rent expense amounted to $2,400 for the year ended December 31, 2010.

Advances from stockholder are uncollateralized, non-interest bearing, and are due on demand.

Note 5 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ration of aggregate indebtedness to net capital, both a defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $191,944 which was $58,055 below its required net capital of $250,000 resulting in a net capital deficiency. The Company's ration of aggregate indebtedness to net capital was .046 to 1.

Note 6 - Subsequent Events

In accordance with the Subsequent Events Topic of the FASB Accounting Standards Co9dification No. 855 ("FASB ASC 855"), the Company has evaluated those events and transactions that occurred from January 1, 2011 through February 18, 2011, the date the financial statements were available to be issued. No material events or transactions have occurred during this period which would render these financials statements to be misleading.

Note 7 – Reissued Report

Subsequent to year-end the Company was notified by their FINRA regulators that the minimum net capital required by Rule 15c3-1 of the Securities and Exchange Commission was $250,000 for the year 2010, rather than $100,000, which the Company had used for its net capital computation. The Company had customer securities and funds in it's possession, which resulted in an increase in the Company's net capital requirement. As noted in footnote five, this increased capital requirement resulted in a net capital deficiency which is a violation of the net capital Rule 15c3-1 of Securities and Exchange Commission which regulates operation of the broker-dealer. Additionally the firm did not meet the exemptive provision of Rule 15c3-3(k)(2)(ii). The original audit report stated that the firm qualified for the exemption.

HIGH POINT CAPITAL GROUP, INC.
COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2010

Computation of basic net capital requirements:	
Total member's equity qualified for net capital	$ 209,684
Deductions:	
Non-allowable assets	
Broker-dealer license	15,532
Total non-allowable assets	15,532
Net capital before haircuts and securities positions	194,152
Haircuts:	
Securities positions	2,207
	2,207
Net capital	191,945
Net capital requirement	250,000
Net capital deficiency	$ (58,055)
Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2010)	
Net capital, as reported in Company's Part IIA Focus Report	$ 191,945
Net capital requirement as originally reported	100,000
Excess net capital	91,945
Increase in net capital report	150,000
Net capital deficiency	$ (58,055)

HIGH POINT CAPITAL GROUP, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS
UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2010

Total aggregate indebtedness:	
Due to clearing organization	890
Aggregate indebtedness	$ 890
Ratio of aggregate indebtedness to net capital	.046 to 1

Ohab and Company, P.A.

Certified Public Accountants

100 East Sybelia Avenue, Suite 130
Maitland, FL 32751

E-Mail: ohabco@earthlink.net

Phone: 407-740-7311
Fax: 407-740-6441

REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Stockholder
High Point Capital Group, Inc.
Cocoa, Florida

In planning and performing our audit of the financial statements of High Point Capital Group, Inc. as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control or control activities for identifying the proper minimum net capital required for operating the broker-dealer. The significant deficiency is as follows:

- In determining the minimum net capital requirement for the broker-dealer, the Company did not consider customer securities and funds in its possession, which requires a minimum net capital of $250,000 rather than the $100,000 the Company had been using in it's net capital computations submitted to it's regulatory authority. The increased capital requirements results in a net capital deficiency which is a violation of Rule 15c3-1 of the Securities and Exchange Commission. Additionally the firm did not meet the exemptive provision of Rule 15c3-3(k)(2)(ii).

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were inadequate due to the above deficiency at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ofat and Company, PA

Maitland, Florida
February 18, 2011
March 24, 2011